Hogan Lovells US LLP 875 Third Avenue New York, NY 10022 T +1 212 918 3000 F +1 212 918 3100 www.hoganlovells.com

March 25, 2013

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Mr. Max A. Webb

Re: New Newscorp LLC

Amendment No. 1 to Form 10-12B

Filed March 8, 2013

File No. 001-35769

Dear Mr. Webb:

On behalf of New Newscorp LLC (the “Company”), set forth below is the response of the Company to comment 9 of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the letter dated March 19, 2013 (the “Comment Letter”) relating to the Company’s Amendment No. 1 to the Registration Statement on Form 10, File No. 001-35769, filed on March 8, 2013 (the “Registration Statement”). The responses to the other comments contained in the Comment Letter will be provided in a subsequent response letter. Capitalized terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Registration Statement or the exhibits thereto, as applicable.

The heading and numbered paragraph of this letter correspond to the heading and paragraph number contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comment in boldfaced print below, followed by the Company’s response to the comment. We appreciate your willingness to consider the Company’s response to comment 9 of the Comment Letter at this time.

Executive Compensation, page 116

9.	We note your response to our prior comment 40 and reissue. Please revise this section to provide all of the information required by Item 402 of Regulation S-K regarding the historical compensation of any named executive officer who previously provided services to News Corporation. In this regard, you should provide disclosure similar to the level of disclosure that would be provided in connection with a company’s initial public offering. For example and without limitation, we would expect to see a full compensation discussion and analysis, compensation tables, to the extent applicable and which may be limited to disclosure related to the last completed fiscal year, and a discussion of potential payments upon termination or change-in-control.

As noted in the Staff’s response, the spin-off of the Company from News Corporation is treated as an initial public offering of the Company’s securities for purposes of Item 402 disclosure. (See Question 217.01 of the Regulation S-K Compliance and Disclosure Interpretations (“CDI 217.01”).) For an initial public offering, Item 402 requires executive compensation disclosure for the most recent fiscal year end. However, if a company was not in existence as of the most recent fiscal year end, no historical compensation information is available. The Company was formed by News Corporation in December 2012 and was not in existence as of June 30, 2012 (the most recent fiscal year end). Similar to other spun-off companies that are treated as an initial public offering, the Company has provided information in the Information Statement under the heading “Executive Compensation” that describes the Company’s post-distribution compensation arrangements to the extent known. See Rouse Properties, Inc. Form 10-12B/A filed with the Commission on December 20, 2011, File No. 001-35287 and Parametric Sound Corporation Form 10-12G/A filed with the Commission on September 3, 2010, File No. 000-54020 in the context of spin-offs and RLJ Lodging Trust Registration Statement filed with the Commission on May 9, 2011, File No. 333-172011 and Chesapeake Lodging Trust Registration Statement filed with the Commission on January 19, 2010, File No. 333-162184 in the context of initial public offerings of newly-formed companies. The Company respectfully submits that the current scope of disclosure in the Registration Statement complies with the applicable guidance of the Staff in CDI 217.01.

Please direct any questions concerning this letter to the undersigned at (212) 918-8270.

Sincerely,

/s/ Amy Bowerman Freed
Amy Bowerman Freed
Hogan Lovells US LLP

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